

September 4, 2014

Via E-mail
Morgan F. Johnston
Senior Vice President, General Counsel and Secretary
GreenHunter Resources, Inc.
1048 Texan Trail
Grapevine, TX 76051

> **Re:** **GreenHunter Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 11, 2014**
> **File No. 333-198051**

Dear Mr. Johnston:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Form 8-K filed on December 20, 2013 reporting the results of your annual meeting of shareholders does not include a decision regarding the frequency of the say-on-pay vote, nor has an amended Form 8-K been filed to report such decision. In light of the above, it appears that you are not in compliance with the disclosure requirements of Item 5.07(d) of Form 8-K, or the eligibility requirements set forth in General Instruction I.A.3.(b) of Form S-3 regarding the timely filing of all required Exchange Act reports for the prior twelve calendar months. Please provide us with an analysis as to why you believe you are eligible to conduct the offering in a Form S-3 at this time.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements with MLV & Co. for the offering.

Table of Subsidiary Co-Registrants

3.   As each of the subsidiaries noted in the table is a guarantor and co-registrant, please have
      each guarantor separately file a Form S-3 registration statement.

Selling Stockholders, page 18

4.   With respect to any selling stockholders that are entities, please identify the natural
      person(s) with voting and/or investment control over the shares held by such selling
      stockholders. For guidance, please refer to Question 140.02 of the Regulation S-K
      Compliance and Disclosure Interpretations.

5.   Please indicate the nature of any position, office, or other material relationship which a
      selling security holder has had within the past three years with the registrant or any of its
      predecessors or affiliates. Refer to Item 507 of Regulation S-K.

6.   Please disclose whether any of the selling security holders (other than a natural person)
      are broker-dealers or affiliates of a broker-dealer. If you determine that a selling security
      holder is a broker-dealer, please revise your disclosure to indicate that such selling
      security holder *is* an underwriter unless such selling security holder received its securities
      as compensation for its services. If a selling security holder is an affiliate of a broker-
      dealer, please disclose, if true, that such selling security holder acquired its shares in the
      ordinary course of business. If not, you must indicate that such selling security holder *is*
      an underwriter.

Exhibit Index

7.   Your exhibit index indicates that your statements of eligibility of trustee, listed as
      Exhibits 25.1 and 25.2, will be filed by amendment to this registration statement or
      incorporated by reference pursuant to a Form 8-K. Please note that you must separately
      file Form T-1 under electronic form type "305B2" after effectiveness and not in a post-
      effective amendment or a Form 8-K. Refer to Question 220.01 of the Trust Indenture Act
      of 1939 Compliance and Disclosure Interpretations, available on our website.

Exhibit 5.1 – Opinion of Fulbright & Jaworski LLP, a member of Norton Rose Fulbright

8.   Please have counsel revise paragraph numeral one of its opinion to state that the warrants
      will represent valid and binding obligations of the company. Refer to Section II.B.1.f of
      Staff Legal Bulletin No. 19 (CF). Please comply with this comment also with respect to
      paragraph numeral three of the opinion of Morgan F. Johnston, filed as Exhibit 5.2.

Exhibit 5.2 – Opinion of Morgan F. Johnston, Esquire

9.   Please have counsel revise its opinion to opine upon the legality of the preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: David E. Morrison
Fulbright & Jaworski LLP (*via e-mail*)